SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

PolyPid Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M8001Q118

(CUSIP Number)

Rodney Hodges

Director
c/o Geneva Trust Company (GTC) SA, Rue de l’Athénée 34

1206 Genève, Switzerland
Tel +41 22 789 1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8001Q118	13G	Page 2 of 12 Pages
1.	NAMES OF REPORTING PERSON Rodney Hodges
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,216,643
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,216,643
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216,643
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. M8001Q118	13G	Page 3 of 12 Pages
1.	NAMES OF REPORTING PERSON POD Sàrl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,216,643
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,216,643
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216,643
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. M8001Q118	13G	Page 4 of 12 Pages
1.	NAMES OF REPORTING PERSON Geneva Holding Company (GHC) SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,216,643
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,216,643
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216,643
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. M8001Q118	13G	Page 5 of 12 Pages
1.	NAMES OF REPORTING PERSON Geneva Trust Company (GTC) SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,216,643
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,216,643
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216,643
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. M8001Q118	13G	Page 6 of 12 Pages
1.	NAMES OF REPORTING PERSON Centaurus Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,532,963
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,532,963
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,963
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. M8001Q118	13G	Page 7 of 12 Pages
1.	NAMES OF REPORTING PERSON Xenia Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,119,780
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,119,780
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,119,780
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12.	TYPE OF REPORTING PERSON (see instructions) HC

Item 1.

(a)	Name of Issuer PolyPid Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 18 Hasivim Street Petach Tikva 495376, Israel

Item 2.

(a)

Name of Person Filing:

This Statement of Beneficial Ownership on Schedule 13G, filed on September 20, 2023 (the “Statement”) is being filed by each of:

(i)  Xenia Venture Capital Limited;

(ii)  Centaurus Investments Limited;

(iii) Geneva Holding Company (GHC) SA;

(iv) Geneva Trust Company (GTC) SA;

(v)  POD Sàrl (all of which, above, are the “Reporting Entities”); and

(vi) Rodney Hodges (the “Reporting Individual”),

(each a “Reporting Person” and, collectively, the “Reporting Persons”). This Schedule 13G is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), a copy of which is filed herewith as Exhibit 99.1.

Xenia Venture Capital Limited (“Xenia”) is an investment holding company that purchased Ordinary Shares (as defined below) of the Issuer that are the subject of this Statement of Beneficial Ownership on Schedule 13G. The entire share capital of Centaurus Investments Limited, the parent holding company of Xenia, is held by Geneva Trust Company (GTC) SA (as trustee of the VT Two Trust). Geneva Trust Company (GTC) SA (a subsidiary of Geneva Holding Company (GHC) SA), as trustee of VT Two Trust, has the authority to dispose of and exercise control over the disposal of the assets of the VT Two Trust. POD Sàrl, of which Mr. Rodney Hodges holds 100% of the share capital, wholly owns Geneva Holding Company (GHC) SA.

The Reporting Individual does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by the Reporting Entities and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein.

(b)

Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons are:

Rodney Hodges, Rue de l’Athénée 34, 1206 Genève, Switzerland

POD Sàrl, Rue de l’Athénée 34, 1206 Genève, Switzerland

Geneva Holding Company (GHC) SA, Rue de l’Athénée 34, 1206 Genève, Switzerland

Geneva Trust Company (GTC) SA, Rue de l’Athénée 34, 1206 Genève, Switzerland

Centaurus Investments Limited, Rue de l’Athénée 34, 1206 Genève, Switzerland

Xenia Venture Capital Limited, Yigal Alon 76, 6706701 Tel Aviv, Israel

(c)

Citizenship:

POD Sàrl, Geneva Holding Company (GHC) SA, and Geneva Trust Company (GTC) SA are organized under the laws of Switzerland, Centaurus Investments Limited is organized under the laws of British Virgin Islands, and Xenia Venture Capital Limited is organized under the laws of Israel. The Reporting Individual is a citizen of the United Kingdom.

(d)	Title of Class of Securities Ordinary shares, no par value per share (“Ordinary Shares”)

(e)	CUSIP Number M8001Q118

Page 8 of 12 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Not applicable.

Item 4. Ownership.

(a) (b) Number and percentage of Issuer Ordinary Shares beneficially owned by each Reporting Person:

Reporting Person	Number of Ordinary Shares	Percentage of Class
Rodney Hodges	4,216,643	8.6%
POD Sàrl	4,216,643	8.6%
Geneva Holding Company (GHC) SA	4,216,643	8.6%
Geneva Trust Company (GTC) SA	4,216,643	8.6%
Centaurus Investments Limited	3,532,963	7.2%
Xenia Venture Capital Limited	3,119,780	6.4%

Page 9 of 12 Pages

With respect to each of the Reporting Persons:

(a)	Number of shares as to which the Reporting Person has:

(i)

Sole power to vote or to direct the vote:

Rodney Hodges: 0

POD Sàrl: 0

Geneva Holding Company (GHC) SA: 0

Geneva Trust Company (GTC) SA: 0

Centaurus Investments Limited: 0

Xenia Venture Capital Limited: 0

(ii)

Shared power to vote or to direct the vote:

Rodney Hodges: 4,216,643

POD Sàrl: 4,216,643

Geneva Holding Company (GHC) SA: 4,216,643

Geneva Trust Company (GTC) SA: 4,216,643

Centaurus Investments Limited: 3,532,963

Xenia Venture Capital Limited: 3,119,780

(iii)

Sole power to dispose or to direct the disposition of:

Rodney Hodges: 0

POD Sàrl: 0

Geneva Holding Company (GHC) SA: 0

Geneva Trust Company (GTC) SA: 0

Centaurus Investments Limited: 0

Xenia Venture Capital Limited: 0

(iv)

Shared power to dispose or to direct the disposition of:

Rodney Hodges: 4,216,643

POD Sàrl: 4,216,643

Geneva Holding Company (GHC) SA: 4,216,643

Geneva Trust Company (GTC) SA: 4,216,643

Centaurus Investments Limited: 3,532,963

Xenia Venture Capital Limited: 3,119,780

Based on the Form 6-K filed by the Issuer on August 9, 2023, there were 49,048,703 Ordinary Shares of the Issuer outstanding as of June 30, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 10 of 12 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RODNEY HODGES		POD SÀRL

By:	/s/ Rodney Hodges	By:	/s/ Rodney Hodges
Name:	Rodney Hodges	Name:	Rodney Hodges
Date:	September 12, 2023	Title:	Authorized Signatory
		Date:	September 12, 2023

GENEVA HOLDING COMPANY (GHC) SA		XENIA VENTURE CAPITAL LIMITED

By:	/s/ Rodney Hodges	By:	/s/ Eli Sorzon
Name:	Rodney Hodges	Name:	Eli Sorzon
Title:	Authorized Signatory	Title:	Authorized Signatory
Date:	September 12, 2023	Date:	September 13, 2023

By:	/s/ Tobias Reinmann
Name:	Tobias Reinmann
Title:	Authorized Signatory
Date:	September 12, 2023

GENEVA TRUST COMPANY (GTC) SA

By:	/s/ Rodney Hodges
Name:	Rodney Hodges
Title:	Authorized Signatory
Date:	September 12, 2023

By:	/s/ Tobias Reinmann
Name:	Tobias Reinmann
Title:	Authorized Signatory
Date:	September 12, 2023

CENTAURUS INVESTMENTS LIMITED

By:	/s/ Rodney Hodges
Name:	Rodney Hodges
Title:	Authorized Signatory for and on behalf of Champel Directors Limited
Date:	September 12, 2023

By:	/s/ Tobias Reinmann
Name:	Tobias Reinmann
Title:	Authorized Signatory for and on behalf of Florissant Global Limited
Date:	September 12, 2023

Page 12 of 12 Pages